Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Beneficial Bancorp, Inc. and Subsidiaries:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Beneficial Bancorp, Inc. of our report dated February 26, 2016, with respect to the consolidated statements of financial condition of Beneficial Bancorp, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the Annual Report on Form 10-K of Beneficial Bancorp, Inc. for the year ended December 31, 2015.

(signed) KPMG LLP

Philadelphia, Pennsylvania
May 2, 2016